FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 September 2011, the Company's Non-Executive Directors were provisionally allocated awards over Ordinary shares at a price of £13.40 per Ordinary share and $41.61 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 July 2011 to 30 September 2011:

Non Executive Director	Ordinary Shares	American Depository Shares (ADSs)

Sir Christopher Gent	2,518.657

Prof. Sir Roy Anderson	489.739

Dr Stephanie Burns		498.315

Ms Stacey Cartwright	349.813
Mr Lawrence Culp		996.629

Sir Crispin Davis	1,772.388

Ms Judy Lewent		249.157
Sir Deryck Maughan		711.878

Mr James Murdoch	1,399.254

Dr Daniel Podolsky		961.036

Mr Tom de Swaan	722.948
Sir Robert Wilson	489.739

The Company and the Non-Executive Directors were informed of these allocations on 3 October 2011.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
3 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  October 3, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc